
02017464

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 26, 2002, Series 2002-1	~~333-72880~~ 333-76805

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
MAR 05 2002
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 26, 2002

NEW CENTURY MORTGAGE SECURITIES, INC.

By: ______________________

Name: PATRICK FLANAGAN

Title: PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

PRELIMINARY TERM SHEET

New Century Mortgage Securities, Inc.

$195,227,622 (Approximate)

NCHET 2002-1
Asset Backed Pass-Through Certificates

New Century Mortgage Securities, Inc
Depositor

New Century Mortgage Corporation
Originator

Ocwen Federal Bank FSB
Servicer

The following is a preliminary Term Sheet. All terms and statements are subject to change.

SALOMON SMITH BARNEY
A member of citigroup

February 20, 2002

Structure Overview – Offered Certificates @ 28% CPR

To 10% Call (All numbers are approximate and subject to change)

Class	Approx. Size ($)	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P/Moody's/Fitch)
A	161,361,606	Float - Senior	1 mL	2.24	Act/360	1 – 82	Mar. 2032	AAA / Aaa / AAA
M-1	12,450,741	Float – Mez	1 mL	4.79	Act/360	41 – 82	Mar. 2032	AA / Aa2 / AA
M-2	11,454,682	Float – Mez	1 mL	4.68	Act/360	39 – 82	Mar. 2032	A / A2 / A
M-3	9,462,563	Float – Mez	1 mL	4.63	Act/360	37 – 82	Mar. 2032	BBB / Baa2 / BBB
M-4	498,030	Float – Mez	1 mL	4.50	Act/360	37 – 78	Mar. 2032	BBB- / Baa3 / BBB-

Transaction Overview

Offered Certificates: Approximately $161,361,606 floating rate Class A Certificates and approximately $33,866,016 floating rate Class M Certificates. The Class A and Class M Certificates are backed by adjustable- and fixed-rate first lien sub-prime mortgage loans.

Timing:

Cut-off Date:	February 1, 2002
Expected Pricing Date:	On or about February 19, 2002
Expected Settlement Date:	On or about February 25, 2002
First Distribution Date:	March 25, 2002

Depositor: New Century Mortgage Securities, Inc.

Originator: New Century Mortgage Corporation

Servicer: Ocwen Federal Bank FSB

Trustee: U.S. Bank National Association

Transaction Overview

Collateral: Comprised initially of approximately 583 adjustable- and fixed-rate first lien, closed-end, mortgage loans with LTV's at origination not in excess of 95.00%, totaling approximately $199,211,859 as of the Cut-off Date.

Structure: Senior/Mezzanine/Overcollateralization

Offered Certificates: Class A, M-1, M-2, M-3 and M-4 Certificates will be offered.

Non-Offered Certificates: Class CE, P, and R Certificates will <u>NOT</u> be offered.

Class A Interest Payments: The monthly Pass-Through Rate of the Class A Certificates will equal the lesser of:

i) 1-month LIBOR + [ ] bps
ii) The Net WAC Cap

For any distribution date on which the Pass-Through Rate for the Class A Certificates is limited to the Net WAC Cap, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. See Basis Risk Shortfall below.

Class M Interest Payments: The monthly Pass-Through Rate of the Class M Certificates will equal the lesser of:

(i) Class M-1 1 month LIBOR + [ ]%
Class M-2 1 month LIBOR + [ ]%
Class M-3 1 month LIBOR + [ ]%
Class M-4 1 month LIBOR + [ ]%
(ii) Net WAC Cap

For any distribution date on which the Pass-Through Rate on any Class M Certificates is limited to the Net WAC Cap, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. See Basis Risk Shortfall below.

Transaction Overview

Basis Risk Shortfall:	Because the mortgage rates are either fixed rate or based on 6-month LIBOR and the pass-through rates on the Class A and Class M Certificates vary and are based on 1-month LIBOR, the application of the Net WAC Cap will result in shortfalls of interest otherwise due to the Class A and Class M Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the mortgage pool cash flows are constrained by either fixed rates or interim caps on the adjustable-rate mortgage loans. If basis risk interest shortfalls occur, they will be carried forward and such shortfalls will be paid on a subordinated basis on the same distribution date or on subsequent distribution dates to the extent of available funds.
Class A Principal Payments:	Until the Stepdown Date, the Class A Certificates will receive ALL of the principal collected on the mortgage pool plus any Excess Spread required to maintain or reach the Overcollateralization Target. After the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Class A Certificates will be an amount such that the Class A Certificate Principal Balance will have 38.00% (2x the original credit enhancement level) of the current balance of the mortgage loans as credit enhancement.
Class M Principal Payments:	The Class M Certificates will NOT receive any principal payments until after the Stepdown Date unless the Class A Certificates are reduced to zero. Thereafter (assuming no Trigger Event occurs), principal will be shared among the Class M Certificates, first to Class M-1 Certificates until it has 25.50% (2x the original credit enhancement level) of the current balance of the mortgage loans as credit enhancement, then to the Class M-2 Certificates until it has 14.00% (2x original credit enhancement level) of the current balance of the mortgage loans as credit enhancement, then to the Class M-3 Certificates until it has 4.50% (2x original credit enhancement level) of the current balance of the mortgage loans as credit enhancement, and then to the Class M-4 Certificates until it has 4.00% (2x original credit enhancement level) of the current balance of the mortgage loans as credit enhancement. Notwithstanding the foregoing, in the event that the Class A Certificates have been reduced to zero prior to the Distribution Date in March 2005, only for such Distribution Date, the Class M Certificates will be paid down to zero sequentially, without any sharing or regard to such credit enhancement tests.
Credit Enhancement:	1) Excess Spread 2) Overcollateralization 3) Subordination
Interest Carry Forward Amount:	For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Transaction Overview

Net WAC Rate Carryover Amount:

If on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the Net WAC Rate, the excess of (i) the amount of interest such class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate). The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Excess Spread:

The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Offered Certificates, resulting in excess cash flow calculated in the following manner:

Initial Gross WAC:	8.66%
Less Fees & Expenses[1]:	0.52%
Initial Certificate Coupon (Approx):	2.52%
Initial Excess Spread:[2]	5.62%

1) Includes Servicing fee and the Trustee fee.
2) This amount will vary on each distribution date based on changes to:
(i) Interest rates on the mortgage loans, and
(ii) The Certificate Pass-Through Rate

Required Overcollateralization:

The Required Overcollateralization Target Amount is fully funded at issuance.
The Required Overcollateralization Target Amount for the Class A Certificates and all of the Class M Certificates is anticipated to be 2.00% of the principal balance of the mortgage loans as of the Cut-off Date. If, due to losses, the amount of overcollateralization is reduced below the Required Overcollateralization Target Amount, excess spread, if any, will be applied as principal to reduce the Class A Certificate Principal Balance and, if allowed, the Class M Certificate Principal Balance, in order to maintain the required level of overcollateralization. The minimum Required Overcollateralization is 0.50% of the principal balance of the mortgage loans as of the Cut-off Date.

Overcollateralization Stepdown Date:

After the Stepdown Date, the overcollateralization amount may be reduced to 4.00% of the then current balance of the mortgage pool after applying payments received for the related collection period, subject to a floor of 0.50% of the principal balance of the mortgage loans as of the cut-off date, but only in the event that a Trigger Event has not occurred.

Original Subordination:

Class	S&P / Moody's / Fitch	Credit Enhancement Levels
Class A	(AAA / Aaa / AAA)	19.00%
Class M-1	(AA / Aa2 / AA)	12.75%
Class M-2	(A / A2 / A)	7.00%
Class M-3	(BBB / Baa2 / BBB)	2.25%
Class M-4	(BBB- / Baa3 / BBB-)	2.00%

Transaction Overview

Losses:

Generally, any losses on the mortgage pool will be absorbed first by Excess Spread, second, by the overcollateralization amount and third, by the Class M Certificates in reverse numerical order. Losses allocated to Class M Certificates will NOT be repaid on future distribution dates.

Senior Enhancement Percentage

For any distribution date, is the percentage obtained by dividing (x) the sum of (i) the outstanding balance of the Mezzanine Certificates and (ii) the related overcollateralization amount, in each case before taking into account the payment of the related principal payment amount on such distribution date by (y) the principalbalance of the mortgage loans as of the last day of the related collection period.

Target Enhancement Percentage:

The senior certificates have met their target when the Senior Enhancement Percentage is greater than or equal to 38.00%

Stepdown Date:

The later to occur of (A) the Distribution Date in March 2005 and (B) the date that the Senior Enhancement Percentage is greater than or equal to 38.00%.

Triggers:

With respect to any distribution date, a trigger event is in effect if:

(i) The percentage obtained by dividing the principal amount of (x)(1) mortgage loans delinquent 60 days or more, (2) mortgage loans in foreclosure, (3) REO properties and (4) mortgage loans discharged due to bankruptcy, by (y) the aggregate principal balance of the mortgage loans in each case as of the last day of the previous calendar month, exceeds 40% of the then current Senior Enhancement Percentage,
or

(ii) The aggregate amount of realized losses incurred since the cut-off date through the last day of the related collection period divided by the cut-off date principal balance of the mortgage loans exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment date occurring in	Percentage
March 2005 through February 2006	3.50%
March 2006 through February 2007	4.50%
March 2007 through February 2008	5.50%
March 2008 through February 2009	6.50%
March 2009 and thereafter	7.50%

Step-up Coupon on the Class A Certificates:

After the optional termination date, the Class A margin will increase to 2x its initial margin.

Step-up Coupons on the Class M-1, M-2, M-3 and M-4 Certificates:

After the optional termination date, Class M-1, M-2, M-3 and M-4 margin will increase to 1.5x their related initial margin.

Transaction Overview

Call Provision: At its option, the Servicer may purchase all of the mortgage loans (and properties acquired on behalf of the trust) when the mortgage loans remaining in the trust; as of the last day of the related collection period, have been reduced to less than 10% of the principal balance of the mortgage loans as of the cut-off date. The Class A Certificates and Class M Certificates will be redeemed at par plus accrued interest.

Prepayment Assumption: The Class A and Class M Certificates will be priced assuming a 28% CPR throughout the life of the collateral.

Distribution Date: Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in March 2002.

Payment Priority: Funds available for distribution, after reimbursements to the servicer and the trustee as permitted under the Pooling and Servicing Agreement, as follows:

1) Servicer Fees and Trustee Fees.

2) Available interest funds, as follows: monthly interest, including any accrued unpaid interest from a prior Distribution Date to the Class A Certificates, then current monthly interest, but excluding any accrued unpaid interest froma prior Distribution Date, to the Class M-1 Certificates, to the Class M-2 Certificates, to the Class M-3 Certificates and then to the Class M-4 Certificates.

3) Available principal funds, as follows: prior to the Stepdown Date, or if a Trigger Event has occurred, monthly principal to the Class A Certificates, then monthly principal to the Class M-1 Certificates, then monthly principal to the Class M-2 Certificates, then monthly principal to the Class M-3 Certificates and then to the Class M-4 Certificates, in each case until the balance of such class is reduced to zero; after the Stepdown Date, if no Trigger Event has occurred, monthly principal to the Class A and the Class M Certificates as described in the Class A and the Class M Principal Payments sections above.

4) Excess spread to reduce the principal balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount, in the same order as Step 3.

5) Excess spread to pay interest shortfalls on the Class M Certificates in accordance with the Pooling and Servicing Agreement.

6) Pay Prepayment Interest Shortfalls and Relief Act Shortfalls to the Class A and Class M Certificates.

7) Excess spread to pay Interest Carry Forward Amount and New WAC Rate Carryover Amount to the offered certificates in the following order (i) to the Class A Certificates, (ii) to the Class M-1 Certificates, (iii) to the Class M-2 Certificates, (iv) to the Class M-3 Certificates and (v) to the Class M-4 Certificates.

8) Any remaining amount is paid to the non-offered classes in accordance with the Pooling and Servicing Agreement.

Transaction Overview	
P&I Advances:	The Servicer is required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Servicer is required to pay compensating interest to the extent of its servicing fees to cover prepayment interest shortfalls due to partial and full prepayments by borrowers.

Transaction Overview

New Century Mortgage Corp:	The originator is a wholly-owned subsidiary of New Century Financial Corporation, a public company. The originator is a consumer finance and mortgage banking company that originates and sells first and second mortgage loans and other consumer loans. The originator emphasizes the origination of mortgage loans that are commonly referred to as non-conforming "B&C" loans. The originator commenced lending operations on February 26, 1996. It is headquartered in Irvine, California. As of June 30, 2001, the originator was originating mortgage loans through five regional operating centers, 31 additional wholesale offices and 66 retail offices, with approximately 1,400 employees.
Ocwen Federal Bank FSB:	Ocwen Federal Bank FSB is a federally chartered savings bank with its home office in Fort Lee, New Jersey and its servicing operations and corporate offices in West Palm Beach, Florida. Ocwen is a wholly owned subsidiary of Ocwen Financial Corporation, a public financial services holding company. Ocwen currently services more than $15 billion of single-family residential loans. All major rating agencies have approved Ocwen's servicing and special servicing capabilities.
Taxation:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
Legal Investment:	Class A and M-1 Certificates will constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA). Class M-2, M-3 and M-4 Certificates will **NOT** constitute "mortgage related securities for purposes of SMMEA."
Form of Registration	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations	$100,000 and integral multiples of $1 in excess thereof.
Underwriters	Salomon Smith Barney as Lead manager and Morgan Stanley Dean Witter as Co Manager.

Sensitivity Analysis

To 10% Call

% CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A					
Wtd. Avg. Life (yrs)	19.35	4.43	**2.24**	1.61	1.05
Window (mos)	1-346	1-157	**1-82**	1-63	1-33
Expected Final Mat.	Dec. 2030	Mar. 2015	**Dec. 2008**	May 2007	Nov. 2004
Class M-1					
Wtd. Avg. Life (yrs)	26.60	8.60	**4.79**	4.50	3.42
Window (mos)	273-346	49-157	**41-82**	46-63	33-46
Expected Final Mat.	Dec. 2030	Mar. 2015	**Dec. 2008**	May 2007	Dec. 2005
Class M-2					
Wtd. Avg. Life (yrs)	26.60	8.60	**4.68**	4.09	3.83
Window (mos)	273-346	49-157	**39-82**	41-63	45-46
Expected Final Mat.	Dec. 2030	Mar. 2015	**Dec. 2008**	May 2007	Dec. 2005
Class M-3					
Wtd. Avg. Life (yrs)	26.60	8.60	**4.63**	3.90	3.53
Window (mos)	273-346	49-157	**37-82**	38-63	39-46
Expected Final Mat.	Dec. 2030	Mar. 2015	**Dec. 2008**	May 2007	Dec. 2005
Class M-4					
Wtd. Avg. Life (yrs)	26.55	8.40	**4.50**	3.78	3.28
Window (mos)	273-344	49-150	**37-78**	38-60	38-44
Expected Final Mat.	Oct. 2030	Aug. 2014	**Aug. 2008**	Feb. 2007	Oct. 2005

Sensitivity Analysis

To Maturity

% CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A					
Wtd. Avg. Life (yrs)	19.39	4.77	**2.45**	1.77	1.05
Window (mos)	1-359	1-309	**1-185**	1-144	1-33
Expected Final Mat.	Jan. 2032	Nov. 2027	**Jul. 2017**	Feb. 2014	Nov. 2004
Class M-1					
Wtd. Avg. Life (yrs)	26.71	9.42	**5.28**	4.89	4.86
Window (mos)	273-358	49-270	**41-152**	46-118	33-105
Expected Final Mat.	Dec. 2031	Aug. 2024	**Oct. 2014**	Dec. 2011	Nov. 2010
Class M-2					
Wtd. Avg. Life (yrs)	26.71	9.33	**5.11**	4.43	4.45
Window (mos)	273-357	49-251	**39-139**	41-107	45-78
Expected Final Mat.	Nov. 2031	Jan. 2023	**Sep. 2013**	Jan. 2011	Aug. 2008
Class M-3					
Wtd. Avg. Life (yrs)	26.67	9.01	**4.86**	4.09	3.67
Window (mos)	273-355	49-219	**37-118**	38-91	39-66
Expected Final Mat.	Sep. 2031	May 2020	**Dec. 2011**	Sep. 2009	Aug. 2007
Class M-4					
Wtd. Avg. Life (yrs)	26.55	8.40	**4.50**	3.78	3.28
Window (mos)	273-344	49-150	**37-78**	38-60	38-44
Expected Final Mat.	Oct. 2030	Aug. 2014	**Aug. 2008**	Feb. 2007	Oct. 2005

Net WAC Cap Table – 6-month LIBOR @ 2.05% for Life

ASSUMPTIONS: 28% CPR to Life, 6-month LIBOR is 2.05% for Life

Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon
1	8.719	46	8.065	91	7.805	136	7.806	181	8.643	226	8.068	271	7.808	316	7.809
2	7.876	47	7.805	92	8.066	137	8.066	182	7.807	227	7.808	272	8.069	317	8.070
3	8.138	48	7.805	93	7.805	138	7.806	183	8.067	228	7.808	273	7.808	318	7.809
4	7.876	49	8.641	94	8.066	139	7.806	184	7.807	229	8.644	274	8.069	319	7.809
5	8.138	50	7.805	95	7.805	140	8.066	185	8.067	230	7.808	275	7.808	320	8.070
6	7.876	51	8.065	96	7.805	141	7.806	186	7.807	231	8.068	276	7.808	321	7.809
7	7.876	52	7.805	97	8.642	142	8.066	187	7.807	232	7.808	277	8.645	322	8.070
8	8.138	53	8.065	98	7.805	143	7.806	188	8.067	233	8.068	278	7.809	323	7.809
9	7.876	54	7.805	99	8.066	144	7.806	189	7.807	234	7.808	279	8.069	324	7.809
10	8.138	55	7.805	100	7.806	145	8.643	190	8.067	235	7.808	280	7.809	325	8.646
11	7.876	56	8.065	101	8.066	146	7.806	191	7.807	236	8.068	281	8.069	326	7.809
12	7.876	57	7.805	102	7.806	147	8.066	192	7.807	237	7.808	282	7.809	327	8.070
13	8.720	58	8.065	103	7.806	148	7.806	193	8.643	238	8.068	283	7.809	328	7.809
14	7.876	59	7.805	104	8.066	149	8.066	194	7.807	239	7.808	284	8.069	329	8.070
15	8.138	60	7.805	105	7.806	150	7.806	195	8.067	240	7.808	285	7.809	330	7.809
16	7.876	61	8.641	106	8.066	151	7.806	196	7.807	241	8.644	286	8.069	331	7.809
17	8.138	62	7.805	107	7.806	152	8.066	197	8.067	242	7.808	287	7.809	332	8.070
18	7.876	63	8.065	108	7.806	153	7.806	198	7.807	243	8.068	288	7.809	333	7.810
19	7.876	64	7.805	109	8.642	154	8.066	199	7.807	244	7.808	289	8.645	334	8.070
20	8.138	65	8.065	110	7.806	155	7.806	200	8.067	245	8.068	290	7.809	335	7.810
21	7.876	66	7.805	111	8.066	156	7.806	201	7.807	246	7.808	291	8.069	336	7.810
22	8.138	67	7.805	112	7.806	157	8.643	202	8.067	247	7.808	292	7.809	337	8.646
23	7.876	68	8.065	113	8.066	158	7.806	203	7.807	248	8.068	293	8.069	338	7.810
24	7.794	69	7.805	114	7.806	159	8.067	204	7.807	249	7.808	294	7.809	339	8.070
25	8.331	70	8.065	115	7.806	160	7.806	205	8.644	250	8.068	295	7.809	340	7.809
26	7.794	71	7.805	116	8.066	161	8.067	206	7.807	251	7.808	296	8.069	341	8.070
27	8.053	72	7.805	117	7.806	162	7.806	207	8.067	252	7.808	297	7.809	342	7.809
28	7.794	73	8.343	118	8.066	163	7.806	208	7.807	253	8.645	298	8.069	343	7.809
29	8.053	74	7.805	119	7.806	164	8.067	209	8.067	254	7.808	299	7.809	344	8.070
30	7.794	75	8.065	120	7.806	165	7.806	210	7.807	255	8.068	300	7.809	345	7.809
31	7.794	76	7.805	121	8.344	166	8.067	211	7.807	256	7.808	301	8.646	346	8.070
32	8.053	77	8.065	122	7.806	167	7.806	212	8.067	257	8.068	302	7.809	347	7.809
33	7.794	78	7.805	123	8.066	168	7.806	213	7.807	258	7.808	303	8.069	348	7.809
34	8.053	79	7.805	124	7.806	169	8.345	214	8.068	259	7.808	304	7.809	349	8.646
35	7.794	80	8.065	125	8.066	170	7.807	215	7.807	260	8.068	305	8.069	350	7.809
36	7.794	81	7.805	126	7.806	171	8.067	216	7.807	261	7.808	306	7.809	351	8.069
37	8.641	82	8.065	127	7.806	172	7.807	217	8.346	262	8.068	307	7.809	352	7.809
38	7.805	83	7.805	128	8.066	173	8.067	218	7.807	263	7.808	308	8.069	353	8.069
39	8.065	84	7.805	129	7.806	174	7.807	219	8.068	264	7.808	309	7.809	354	7.808
40	7.805	85	8.642	130	8.066	175	7.807	220	7.807	265	8.347	310	8.069	355	7.808
41	8.065	86	7.805	131	7.806	176	8.067	221	8.068	266	7.808	311	7.809	356	8.067
42	7.805	87	8.066	132	7.806	177	7.807	222	7.807	267	8.069	312	7.809	357	7.806
43	7.805	88	7.805	133	8.642	178	8.067	223	7.807	268	7.808	313	8.348	358	8.064
44	8.065	89	8.066	134	7.806	179	7.807	224	8.068	269	8.069	314	7.809	359	7.799
45	7.805	90	7.805	135	8.066	180	7.807	225	7.807	270	7.808	315	8.070	360	7.584

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS

Fees are Servicer and Trustee

Net WAC Cap Table – 6-month LIBOR @ 20.00% for Life

ASSUMPTIONS: 28% CPR to Life, 6-month LIBOR is 20.00% for Life

Period	Coupon	Period	Coupon	Period	Coupon	Period	Coupon	Period	Coupon	Period	Coupon	Period	Coupon	Period	Coupon
1	8.719	46	13.190	91	13.800	136	13.840	181	15.376	226	14.410	271	14.012	316	14.086
2	7.876	47	12.765	92	14.261	137	14.302	182	13.889	227	13.947	272	14.480	317	14.557
3	8.138	48	13.567	93	13.802	138	13.842	183	14.353	228	13.948	273	14.015	318	14.089
4	7.876	49	15.094	94	14.263	139	13.843	184	13.892	229	15.444	274	14.483	319	14.091
5	8.138	50	13.634	95	13.804	140	14.305	185	14.356	230	13.951	275	14.018	320	14.562
6	7.876	51	14.089	96	13.804	141	13.845	186	13.894	231	14.417	276	14.019	321	14.094
7	7.876	52	13.635	97	15.284	142	14.307	187	13.895	232	13.954	277	15.523	322	14.566
8	8.138	53	14.091	98	13.806	143	13.847	188	14.360	233	14.420	278	14.023	323	14.098
9	7.876	54	13.648	99	14.267	144	13.848	189	13.898	234	13.957	279	14.492	324	14.100
10	8.138	55	13.715	100	13.808	145	15.333	190	14.362	235	13.958	280	14.026	325	15.612
11	7.876	56	14.173	101	14.269	146	13.850	191	13.900	236	14.425	281	14.495	326	14.103
12	7.876	57	13.716	102	13.809	147	14.313	192	13.901	237	13.961	282	14.029	327	14.575
13	8.720	58	14.174	103	13.810	148	13.852	193	15.392	238	14.428	283	14.031	328	14.107
14	7.876	59	13.717	104	14.271	149	14.315	194	13.904	239	13.964	284	14.500	329	14.579
15	8.138	60	13.726	105	13.812	150	13.854	195	14.368	240	13.965	285	14.034	330	14.110
16	7.876	61	15.255	106	14.273	151	13.855	196	13.906	241	15.463	286	14.503	331	14.112
17	8.138	62	13.779	107	13.813	152	14.318	197	14.371	242	13.968	287	14.037	332	14.584
18	7.876	63	14.239	108	13.814	153	13.857	198	13.909	243	14.435	288	14.039	333	14.116
19	7.876	64	13.780	109	15.295	154	14.320	199	13.910	244	13.971	289	15.545	334	14.588
20	8.138	65	14.241	110	13.816	155	13.859	200	14.375	245	14.438	290	14.042	335	14.119
21	7.876	66	13.782	111	14.277	156	13.860	201	13.912	246	13.974	291	14.512	336	14.121
22	8.138	67	13.783	112	13.818	157	15.346	202	14.378	247	13.975	292	14.045	337	15.636
23	7.876	68	14.243	113	14.279	158	13.862	203	13.915	248	14.443	293	14.515	338	14.125
24	9.057	69	13.784	114	13.820	159	14.326	204	13.916	249	13.978	294	14.048	339	14.598
25	9.682	70	14.244	115	13.820	160	13.864	205	15.409	250	14.446	295	14.050	340	14.129
26	9.057	71	13.785	116	14.282	161	14.328	206	13.919	251	13.981	296	14.520	341	14.602
27	9.359	72	13.786	117	13.822	162	13.867	207	14.384	252	13.983	297	14.053	342	14.133
28	9.057	73	14.738	118	14.284	163	13.868	208	13.921	253	15.482	298	14.524	343	14.135
29	9.359	74	13.788	119	13.824	164	14.331	209	14.387	254	13.986	299	14.057	344	14.608
30	10.239	75	14.248	120	13.825	165	13.870	210	13.924	255	14.453	300	14.058	345	14.139
31	10.239	76	13.789	121	14.779	166	14.333	211	13.925	256	13.989	301	15.567	346	14.612
32	10.581	77	14.249	122	13.827	167	13.872	212	14.391	257	14.456	302	14.062	347	14.143
33	10.240	78	13.790	123	14.289	168	13.873	213	13.928	258	13.992	303	14.532	348	14.145
34	10.581	79	13.791	124	13.829	169	14.831	214	14.394	259	13.993	304	14.065	349	15.663
35	10.240	80	14.252	125	14.290	170	13.875	215	13.931	260	14.461	305	14.536	350	14.150
36	11.434	81	13.793	126	13.830	171	14.339	216	13.932	261	13.996	306	14.069	351	14.624
37	12.733	82	14.253	127	13.831	172	13.878	217	14.894	262	14.464	307	14.070	352	14.155
38	11.501	83	13.794	128	14.293	173	14.341	218	13.935	263	13.999	308	14.541	353	14.630
39	11.885	84	13.795	129	13.833	174	13.880	219	14.400	264	14.001	309	14.074	354	14.162
40	11.502	85	15.274	130	14.295	175	13.881	220	13.937	265	14.968	310	14.544	355	14.166
41	11.885	86	13.796	131	13.835	176	14.345	221	14.403	266	14.004	311	14.077	356	14.643
42	12.697	87	14.257	132	13.836	177	13.883	222	13.940	267	14.472	312	14.079	357	14.178
43	12.763	88	13.798	133	15.320	178	14.347	223	13.941	268	14.007	313	15.052	358	14.664
44	13.189	89	14.259	134	13.838	179	13.886	224	14.407	269	14.475	314	14.082	359	14.191
45	12.764	90	13.800	135	14.300	180	13.887	225	13.944	270	14.010	315	14.553	360	14.117

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS
Fees are for Servicer and Trustee

Total Collateral

Collateral Summary (*All numbers are approximate and subject to change*)

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of February 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	583	
Aggregate Current Principal Balance:	$199,211,859	
Current Principal Balance:	$341,701	$41,985 - $652,500
Original Principal Balance:	$341,778	$42,000 - $652,500
1st Lien:	100.00%	
Gross Coupon:	8.66%	6.49% - 13.90%
Remaining Term (months):	360	350 - 360 months
Seasoning (months):	0	0 – 10 months
Adjustable Rate Loan Margin:*	6.65%	3.99% - 8.75%
Lifetime Maximum Interest Rate:	15.76%	13.49% - 20.90%
Lifetime Minimum Interest Rate:*	9.02%	6.49% - 13.90%
Next Interest Rate Change Date:	2/2004	3/2003 – 3/2005
Original LTV:	78.12%	28.00% - 95.00%
Borrower FICO**:	603	487 – 796

*Weighted Average does not include zero value data

**All loans with FICO's less than 500 will be removed from the final pool

Total Collateral

Collateral Summary *(Continued)*		
Geographic Distribution:	CA	63.05%
	FL	3.43%
	MA	3.43%
	CO	2.85%
Purpose of Loan:		
Refinance – Cash Out		70.32%
Purchase		17.30%
Refinance – No Cash Out		12.38%
Documentation Type:		
Stated		45.13%
Full		33.88%
Limited		13.31%
Full – Alt		7.68%
Owner Occupied:		94.84%

Total Collateral

Collateral Summary *(Continued)*	
Property Type:	
One Family	78.91%
2 – 4 Family	4.44%
PUD	12.93%
Condo	3.72%
FICO Score:	
450 – 499*	0.07%
500 – 549	24.85%
550 – 599	22.69%
600 – 649	29.80%
650 – 699	15.09%
700 – 749	5.00%
750 – 799	2.50%

*All loans with FICO's less than 500 will be removed from the final pool

Total Collateral

Product Types

Term	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
Fixed	74	$26,210	13.16%
2y/6m Libor	479	162,059	81.35
3y/6m Libor	30	10,943	5.49
Total:	**583**	**$199,212**	**100.00%**

Prepayment Penalty

Term (months)	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
12	40	$14,560	7.31%
24	379	128,649	64.58
36	42	14,678	7.37
48	1	378	0.19
60	38	13,735	6.89
No Penalty	83	27,211	13.66
Total:	**583**	**$199,212**	**100.00%**